Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a holding company incorporated as an exempted company on January 4, 2022 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through our subsidiaries in Hong Kong and mainland China.

We are a provider of subscription service and application development service. Most of our customers are located in mainland China, Hong Kong and Singapore. We currently generate revenues from subscription service from customers accessing our Software-as-a-Service (“SaaS”), which are approximately 31.8% and 35.3% of our total revenue for the six months ended March 31, 2025 and 2024 respectively, and 35.3% and 25.0% of our total revenue for the years ended September 30, 2024 and 2023 respectively. We also generate revenue from application development services, which are 68.2% and 64.7% of our total revenue for the six months ended March 31, 2025 and 2024, respectively, and 64.7% and 75.0% of our total revenue for the years ended September 30, 2024 and 2023, respectively. For the six months ended March 31, 2025 and 2024, our total revenues were $3.7 million and $3.8 million, respectively. For the years ended September 30, 2024 and 2023, our total revenues were $10.1 million and $11.1 million, respectively.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services and subscription services significantly affects our operating results.

We intend to expand the scope of our offerings to service existing customers and acquire new customers by continuous investment in sales marketing activities as well as remaining our efforts in R&D to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results. Our R&D spending could vary depending on the availability of our R&D human capital, the priority setting and the timeframes required for the R&D projects. Our ability to attract, train and retain a cost-effective pool of qualified R&D professionals, including our ability to leverage and expand our proprietary database of qualified R&D professionals and their job satisfaction, affects our financial performance.

Financial Information Related to the mainland China and outside mainland China market

During the year ended September 30, 2023, the Company started providing application development outside of mainland China, mainly in Hong Kong and Singapore. For the year ended September 30, 2024 and September 30, 2023, revenue from mainland China was approximately $4.3 million, and $5.5 million, accounted approximately 42.1% and 49.4% of total revenue of the Company for the year; revenue from outside of mainland China was approximately $5.8 million and $5.6 million, accounted for approximately 57.9% and 50.6% of total revenue of the Company for the year. As of September 30, 2024 and 2023, the total assets related the Company’s outside of mainland China business was approximately $4.5 million and $3.6 million, were mainly comprised of cash, account receivables, advance to suppliers, which directly related to its operation outside of mainland China. The following tables present selected condensed consolidated statements of income and comprehensive income for the year ended September 30, 2024 and September 30, 2023, and the selected condensed consolidated balance sheets as of September 30, 2024 and September 30, 2023, which showing financial information for mainland China and outside mainland China market and consolidated information.

As of and for the fiscal year ended September 30, 2024:

		Outside of
	Mainland	mainland
Year Ended September 30, 2024	China	China	Total
Revenue	$4,257,832	$5,843,815	$10,101,647
Net (Loss) / Income	$(1,061,545)	$(328,179)	$(1,389,724)

		Outside of
	Mainland	mainland
As of September 30, 2024	China	China	Total
Cash	$44,518	$366,198	$410,716
Accounts receivable, net	$1,605,425	$3,692,581	$5,298,006
Advance to vendors	$641,563	$482,467	$1,124,030
Current assets	$2,641,689	$4,445,761	$7,087,450
Total assets	$2,700,778	$4,527,946	$7,228,724
Total liabilities	$2,174,214	$1,992,255	$4,166,469
Net assets	$526,564	$2,535,691	$3,062,255

As of and for the fiscal year ended September 30, 2023:

		Outside of
	Mainland	mainland
Year Ended September 30, 2023	China	China	Total
Revenue	$5,482,777	$5,606,751	$11,089,528
Net (Loss) / Income	$(748,221)	$910,450	$162,229

		Outside of
	Mainland	mainland
As of September 30, 2023	China	China	Total
Cash	$122,188	$402,413	$524,601
Accounts receivable, net	$2,051,881	$235,251	$2,287,132
Advance to vendors	$382,982	$674,700	$1,057,682
Receivable from sale of shares	$—	$1,900,000	$1,900,000
Current assets	$2,986,842	$3,327,718	$6,314,560
Total assets	$3,207,816	$3,333,347	$6,541,163
Total liabilities	$1,885,943	$211,401	$2,097,344
Net assets	$1,321,873	$3,121,946	$4,443,819

As of and for the fiscal year ended September 30, 2022, the Company only performed business in mainland China.

		Outside of
	Mainland	mainland
Year Ended September 30, 2022	China	China	Total
Revenue	$9,257,607	$—	$9,257,607
Net (Loss) / Income	$132,687	$—	$132,687

		Outside of
	Mainland	mainland
As of September 30, 2022	China	China	Total
Cash	$208,206	$—	$208,206
Accounts receivable, net	$3,366,941	$—	$3,366,941
Advance to vendors	$94,573	$—	$94,573
Receivable from sale of shares	$—	$—	$—
Current assets	$4,023,516	$—	$4,023,516
Total assets	$4,353,771	$—	$4,353,771
Total liabilities	$1,942,742	$—	$1,942,742
Net assets	$2,411,029	$—	$2,411,029

Results of Operations

For the six months ended March 31, 2025 and 2024

The following table summarizes the results of our operations for the six months ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

				%
	2025	2024	Change	Change
REVENUES:
Application development services	$2,491,822	$2,435,967	$55,855	2.3%
Subscription services	1,162,588	1,330,225	(167,637)	(12.6)%
Total revenues	3,654,410	3,766,192	(111,782)	(3.0)%

COST OF REVENUES:
Application development services	2,028,759	2,083,493	(54,734)	(2.6)%
Subscription services	1,320,261	1,099,250	221,011	20.1%
Total cost of revenues	3,349,020	3,182,743	166,277	5.2%
GROSS PROFIT	305,390	583,449	(278,059)	(47.7)%

OPERATING EXPENSES:
Selling	468,864	207,160	261,704	126.3%
General and administrative	3,975,268	397,873	3,577,395	899.1%
Research and development	1,039,528	2,213,377	(1,173,849)	(53.0)%
Total operating expenses	5,483,660	2,818,410	2,665,250	94.6%
Income (loss) from operations	(5,178,270)	(2,234,961)	(2,943,309)	131.7%

OTHER INCOME (EXPENSES)
Interest expenses, net	(2,939)	210	(3,149)	(1,499.5)%
Gain on acquisition a subsidiary	139,724	—	139,724	N/A
Other income, net	(12,815)	(9,673)	(3,142)	32.5%
Total other income, net	123,970	(9,463)	133,433	(1,410.0)%

INCOME (LOSS) BEFORE INCOME TAXES	(5,054,300)	(2,244,424)	(2,809,876)	125.2%

Income tax provision	(98,657)	(179,413)	80,756	(45.0)%

NET INCOME (LOSS)	(4,955,643)	(2,065,011)	(2,890,632)	140.0%

Other comprehensive income (loss)	(15,969)	36,523	(52,492)	(143.7)%

COMPREHENSIVE INCOME (LOSS)	$(4,971,612)	$(2,028,488)	$(2,943,124)	145.1%
Less: Comprehensive income (loss) attributable to non-controlling interests	71,274	—	71,274	N/A
Comprehensive income (loss) attributable to shareholders	$(4,900,338)	$(2,028,488)	$(2,871,850)	141.6%

Revenues

We derive revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services.

The Company focuses on developing applications and solutions equipped with the Company’s new technology in SaaS platform. For the six months ended March 31, 2025, our total revenue was approximately $3.7 million compared to approximately $3.8 million for the six months ended March 31, 2024. The Company’s total revenue decreased by approximately $0.1 million, or 0.3%. The overall decrease in total revenue was attributable to approximately $0.2 million decrease in revenue from subscription services offset by $0.1 million increase in revenue from application development services.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. Most of the application development contracts are completed within three months. Revenue from application development service is recognized at a point of time by customer acceptance.

For the six months ended March 31, 2025, our application development service revenue was approximately $2.5 million compared to approximately $2.4 million for the six months ended March 31, 2024, which was an increase of approximately $0.1 million or 2.3%. The increase in application development service revenue was mainly attributed to the increase of revenue in Singapore, which was established in May 2024.

Certain application development service contracts contain a significant financing component, which is a financial obligation to the customers. In these cases, after deducting the standalone selling price of the financial service, which is calculated using the Chinese Central Bank’s suggested bank loan interest rate for the duration similar to the credit period granted to the customers, the remaining amount of the contract consideration is allocated to the equipment and the application development services based on their relative standalone prices. The financial income revenue is recognized over the credit period granted to the customers. There are no significant returns, refund and other similar obligations during each reporting period.

The financial income during the six months ended March 31, 2025 and 2024 was $nil and $6,678, respectively, included in revenue from application development services.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is based on the number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

Our subscription service revenue decreased approximately $0.2 million, or 12.6%, from approximately $1.3 million for the six months ended March 31, 2024 to approximately $1.1 million for the six months ended March 31, 2025. In prior years, customers benefited from certain government grants during the COVID outbreak for remote trainings. Since the related government incentive policy stopped after COVID in fiscal 2023, some of these customers switched to training packages with lower fees after the expiration of the original service contracts or stopped services. This was not anticipated in our original plan for developing SaaS subscription services. To mitigate the impact from reduced subscription service customer base, the Company made a lot of new efforts to expand its oversea business for application development services in the second half of fiscal 2023. The trend of decreasing demand of SaaS services extended into fiscal 2025, which resulted in the decrease in revenue of SaaS services.

Cost of Revenues

Our cost of revenues mainly consists of compensation for our professionals, material and outsourcing costs. For the six months ended March 31, 2025, our total cost was approximately $3.3 million compared to approximately $3.2 million for the six months ended March 31, 2024. The Company’s total cost increased by approximately $0.1 million, or 5.2%. The overall decrease in total cost of revenues was mainly attributable to approximately $0.2 million increase in cost of providing subscription services.

Our cost of application development services was approximately $2.0 million for the both six months ended March 31, 2025 and 2024, a decrease of approximately $0.05 million or 2.6%. The slight decrease in cost of application development service, while increase in revenue of application development service was mainly due to the reason the Company can gradually increase its selling price when the Company’s services can be accepted by customers in Hong Kong after one year low margin policy adopted in Hong Kong market.

Our cost of subscription services was approximately $1.3 million for the six months ended March 31, 2025, an increase of approximately $0.2 million or 20.1%, from approximately $1.1 million for the six months ended March 31, 2024. The increase in cost of subscription service was mainly due to increased outsourcing costs and professionals.

Gross profit

	2025		2024
	Gross	Profit	Gross	Profit		% of
GROSS PROFIT	Profit	Margin	Profit	Margin	Change	Change
Application development services	$463,063	18.6%	$352,474	14.5%	$110,589	31.4%
Subscription service	(157,673)	(13.6)%	230,975	17.4%	(388,648)	(168.3)%
Total gross profit	$305,390	8.4%	$583,449	15.5%	$(278,059)	(47.7)%

Our gross profit decreased by approximately $0.3 million or 47.7% from approximately $0.6 million for the six months ended March 31, 2024 to approximately $0.3 million for the six months ended March 31, 2025. Profit margin as a percent of overall revenue for the six months ended March 31, 2025 and 2024 was approximately 8.4% and 15.5%, respectively.

Gross profit for application development services increased by approximately $0.1 million or 31.4% from approximately $0.4 million for the six months ended March 31, 2024 to approximately $0.5 million for the six months ended March 31, 2025. Profit margin for the six months ended March 31, 2025 and 2024 was approximately 18.6% and 14.5%, respectively. The increase in profit margin was due to the reason the Company gradually raised its selling price during the six months ended March 31, 2025, and terminated its low margin strategy started in the fiscal year ended September 30, 2023.

Gross profit for subscription services decreased by approximately $0.4 million or 168.3% from approximately $0.2 million for the six months ended March 31, 2024 to approximately $(0.2) million for the six months ended March 31, 2025. Profit margin was approximately (13.6)% and 17.4% for the six months ended March 31, 2025 and 2024, respectively. The decrease of profit margin was due to we need to keep competitive price for customers despite cost increases.

Operating Expenses

The following table summarizes the operating expenses for the six months ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	2025	2024	Change	% Change
OPERATING EXPENSES:
Selling	$468,864	$207,160	$261,704	126.3%
General and administrative	3,975,268	397,873	3,577,395	899.1%
Research and development	1,039,528	2,213,377	(1,173,849)	(53.0)%
Total operating expenses	$5,483,660	$2,818,410	$2,665,250	94.6%

Our operating expenses consist of selling, general and administrative (“G&A”) and R&D expenses. Operating expenses increased by approximately $2.7 million, or 94.6%, from approximately $2.8 million for the six months ended March 31, 2024 to approximately $5.5 million for the six months ended March 31, 2025. The increase in our operating expenses was primarily due to approximately $3.6 million increase in G&A expenses and $0.3 million in selling expenses, offset by decrease in R&D expenses of $1.2 million.

Selling expenses primarily consisted of salary and compensation expenses for our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses increased by approximately $0.3 million or 126.3% from approximately $0.2 million for the six months ended March 31, 2024 to approximately $0.5 million for the six months ended March 31, 2025. The increase in selling expenses is mainly due to increase of marketing expenses to enhance promotion of the Company’s brands after the Company’s initial public offering (“IPO”).

G&A expenses primarily consisted of salary and compensation expenses for our accounting, human resources and executive office personnel, and included rental, depreciation and amortization, impairment charges, office overhead, professional service fees and travel and transportation costs. G&A expenses increased by approximately $3.6 million or 899.1% from approximately $0.4 million for the six months ended March 31, 2024 to approximately $4.0 million for the six months ended March 31, 2025, due to the reason the Company incurred certain costs in strategy consulting and business consulting after the Company’s IPO.

R&D expenses primarily consisted of compensation and benefit expenses for our R&D personnel as well as office overhead and other expenses for our R&D activities. R&D expenses decreased by approximately $1.2 million or 53.0% from approximately $2.2 million for the six months ended March 31, 2024 to approximately $1.0 million for the six months ended March 31, 2025. The decrease was mainly due to the reason that the Company incurred a one-off R&D expense of $2.0 million for AI training during the six months ended March 31, 2024, while incurred less R&D expense during the six months ended March 31, 2025.

Other Income (Expense)

Other income (expense) primarily consists of interest income (expense), net, and other income, net. Our net other income was $123,970 for the six months ended March 31, 2025, and increased by $133,433 from net other expense of $9,463 for the six months ended March 31, 2024. The increase was mainly due to $139,724 gain on acquisition of a subsidiary resulted from acquisition consideration is less than the fair value of the acquired subsidiary deducted by the fair value of the non-controlling interest.

Income tax benefit

Income tax benefit was $98,657 and $179,413 for the six months ended March 31, 2025 and 2024, respectively. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary Shanghai NetClass Information Technology Co., Ltd. enjoys a preferential tax rate of 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%. The income tax rate for our Hong Kong Subsidiaries for the first HKD2 million of corporate taxable income is 8.25%, while the standard profits tax rate of 16.5% remains for taxable income exceeding HKD2 million.

Net Income (loss)

As a result of the foregoing, our net loss increased by approximately $2.9 million, or 140.0%, from approximately $2.1 million net loss for the six months ended March 31, 2024 to approximately $5.0 million net loss for the six months ended March 31, 2025. The increase of net loss is mainly attributed to approximately $2.7 million increase in operating expenses and $0.3 million decrease of gross profit, offset by $0.1 million increase in net other income.

Other comprehensive income (loss)

Foreign currency translation adjustments were $(15,969) and $36,523 for the six months ended March 31, 2025 and 2024, respectively. The foreign currency translation adjustments are mainly due to the currency exchange rate fluctuation of RMB to USD. The balance sheet amounts with the exception of equity as of March 31, 2025 were translated at RMB7.2567 to USD1.00 compared to RMB7.0176 to USD1.00 as of September 30, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended March 31, 2025 and 2024 were RMB7.2308 to USD1.00 and RMB7.2060 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the years ended September 30, 2024 and 2023

The following table summarizes the results of our operations for the years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

				%
	2024	2023	Change	Change
REVENUES:
Application development services	$7,812,841	$8,313,353	$(500,512)	(6.0)%
Subscription services	2,288,806	2,776,175	(487,369)	(17.6)%
Total revenues	10,101,647	11,089,528	(987,881)	(8.9)%
COST OF REVENUES:
Application development services	5,688,947	6,690,665	(1,001,718)	(15.0)%
Subscription services	2,097,770	2,039,191	58,579	2.9%
Total cost of revenues	7,786,717	8,729,856	(943,139)	(10.8)%
GROSS PROFIT	2,314,930	2,359,672	(44,742)	(1.9)%
OPERATING EXPENSES:
Selling	385,513	606,927	(221,414)	(36.5)%
General and administrative	703,233	798,233	(95,000)	(11.9)%
Research and development	2,515,015	567,809	1,947,206	342.9%
Total operating expenses	3,603,761	1,972,969	1,630,792	82.7%
Income (loss) from operations	(1,288,831)	386,703	(1,675,534)	(433.3)%
OTHER INCOME (EXPENSES)
Interest expenses, net	209	(4,558)	4,767	(104.6)%
Other income, net	(14,791)	37,415	(52,206)	(139.5)%
Total other income, net	(14,582)	32,857	(47,439)	(144.4)%
INCOME (LOSS) BEFORE INCOME TAXES	(1,303,413)	419,560	(1,722,973)	(410.7)%
Income tax provision	86,311	257,331	(171,020)	(66.5)%
NET INCOME (LOSS)	(1,389,724)	162,229	(1,551,953)	(956.6)%
Other comprehensive income (loss)	66,618	(29,439)	96,057	(326.3)%
COMPREHENSIVE INCOME (LOSS)	$(1,323,106)	$132,790	$(1,455,896)	(1,096.4)%
Less: Comprehensive income (loss) attributable to non-controlling interests	(88,089)	—	(88,089)	—
Comprehensive income (loss) attributable to shareholders	$(1,411,195)	$132,790	$(1,543,985)	(1,162.7)%

Revenues

We derive revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services.

The Company focuses on developing applications and solutions equipped with the Company’s new technology in SaaS platform. For the year ended September 30, 2024, our total revenue was approximately $10.1 million compared to approximately $11.1 million for the year ended September 30, 2023. The Company’s total revenue decreased by approximately $1.0 million, or 8.9%. The overall decrease in total revenue was attributable to approximately $0.5 million decrease in revenue from application development services and approximately $0.4 million decrease in revenue from subscription services.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. Most of the application development contracts are completed within three months. Revenue from application development service is recognized at a point of time by customer acceptance.

For the year ended September 30, 2024, our application development service revenue was approximately $7.8 million compared to approximately $8.3 million for the year ended September 30, 2023, which was a decrease of approximately $0.5 million or 6.0%. The decrease in application development service revenue was mainly attributed to the decrease of revenue in PRC, which was resulted from the declined demand after the travel restrictions during COVID-19 pandemic are lifted.

Certain application development service contracts contain a significant financing component, which is a financial obligation to the customers. In these cases, after deducting the standalone selling price of the financial service, which is calculated using the Chinese Central Bank’s suggested bank loan interest rate for the duration similar to the credit period granted to the customers, the remaining amount of the contract consideration is allocated to the equipment and the application development services based on their relative standalone prices. The financial income revenue is recognized over the credit period granted to the customers. There are no significant returns, refund and other similar obligations during each reporting period.

The financial income during the years ended September 30, 2024 and 2023 was $13,976 and $7,414, respectively, included in revenue from application development services.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is based on the number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

Our subscription service revenue decreased approximately $0.5 million, or 17.6%, from approximately $2.8 million for the year ended September 30, 2023 to approximately $2.3 million for the year ended September 30, 2024. In prior years, customers benefited from certain government grants during the COVID outbreak for remote trainings. Since the related government incentive policy stopped after COVID in fiscal 2023, some of these customers switched to training packages with lower fees after the expiration of the original service contracts or stopped services. This was not anticipated in our original plan for developing SaaS subscription services. To mitigate the impact from reduced subscription service customer base, the Company made a lot of new efforts to expand its oversea business for application development services in the second half of fiscal 2023. The trend of decreasing demand of SaaS services extended into fiscal 2024, which resulted in the decrease in revenue of SaaS services.

Cost of Revenues

Our cost of revenues mainly consists of compensation for our professionals, material and outsourcing costs. For the year ended September 30, 2024, our total cost was approximately $7.8 million compared to approximately $8.7 million for the year ended September 30, 2023. The Company’s total cost decreased by approximately $0.9 million, or 10.8%. The overall decrease in total cost of revenues was attributable to approximately $1.0 million decrease in cost of providing application development services, offset by $0.1 million increase in cost of providing subscription services.

Our cost of application development services was approximately $5.7 million for the year ended September 30, 2024, a decrease of approximately $1.0 million or 15.0%, from approximately $6.7 million for the year ended September 30, 2023. The decrease in cost of application development service was in line with the decrease of revenue for application development services. The decrease ratio in cost of revenues was lower than the decrease ratio in revenue for this category, mainly due to the reason the Company can gradually increase its selling price when the Company’s services can be accepted by customers in Hong Kong after one year low margin policy adopted in Hong Kong market.

Our cost of subscription services was approximately $2.1 million for the both years ended September 30, 2024 and 2023, an increase of 2.9%.

Gross profit

	For the years Ended
	September 30,
	2024		2023
	Gross	Profit	Gross	Profit		% of
GROSS PROFIT	Profit	Margin	Profit	Margin	Change	Change
Application development services	$2,123,894	27.2%	$1,622,688	19.5%	$501,206	30.9%
Subscription service	191,036	8.3%	736,984	26.5%	(545,948)	(74.1)%
Total gross profit	$2,314,930	22.9%	$2,359,672	21.3%	$(44,742)	(1.9)%

Our gross profit decreased by approximately $0.1 million or 1.9% from approximately $2.4 million for the year ended September 30, 2023 to approximately $2.3 million for the year ended September 30, 2024. Profit margin as a percent of overall revenue for the years ended September 30, 2024 and 2023 was approximately 22.9% and 21.3%, respectively.

Gross profit for application development services increased by approximately $0.5 million or 30.9% from approximately $1.6 million for the year ended September 30, 2023 to approximately $2.1 million for the year ended September 30, 2024. Profit margin for the years ended September 30, 2024 and 2023 was approximately 27.2% and 19.5%, respectively. The increase in profit margin was due to the reason the Company raised its selling price during the fiscal year ended September 30, 2024, and terminated its low margin strategy started in the fiscal year ended September 30, 2023.

Gross profit for subscription services decreased by approximately $0.5 million or 74.1% from approximately $0.7 million for the year ended September 30, 2023 to approximately $0.2 million for the year ended September 30, 2024. Profit margin was approximately 8.3% and 26.5% for the years ended September 30, 2024 and 2023, respectively. The decrease of profit margin was due to we need to keep competitive price for customers despite cost increases.

Operating Expenses

	For the years Ended
	September 30,
	2024	2023	Change	% Change
OPERATING EXPENSES:
Selling	$385,513	$606,927	$(221,414)	(36.5)%
General and administrative	703,233	798,233	(95,000)	(11.9)%
Research and development	2,515,015	567,809	1,947,206	342.9%
Total operating expenses	$3,603,761	$1,972,969	$1,630,792	82.7%

Our operating expenses consist of selling, general and administrative (“G&A”) and R&D expenses. Operating expenses increased by approximately $1.6 million, or 82.7%, from approximately $2.0 million for the year ended September 30, 2023 to approximately $3.6 million for the year ended September 30, 2024. The increase in our operating expenses was primarily due to approximately $1.9 million increase in R&D expenses, offset by decrease in selling expenses of $0.2 million and decrease in G&A expenses of $0.1 million.

Selling expenses primarily consisted of salary and compensation expenses for our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses decreased by approximately $0.2 million or 36.5% from approximately $0.6 million for the year ended September 30, 2023 to approximately $0.4 million for the year ended September 30, 2024. The decrease in selling expenses is mainly due to decrease in advertising expenses of $0.2 million as a result of that management intentionally control the cost in the PRC.

G&A expenses primarily consisted of salary and compensation expenses for our accounting, human resources and executive office personnel, and included rental, depreciation and amortization, impairment charges, office overhead, professional service fees and travel and transportation costs. G&A expenses decreased by approximately $0.1 million or 11.9% from approximately $0.8 million for the year ended September 30, 2023 to approximately $0.7 million for the year ended September 30, 2024, due to the reason the Company cut down certain costs to fit to the decreasing revenue.

R&D expenses primarily consisted of compensation and benefit expenses for our R&D personnel as well as office overhead and other expenses for our R&D activities. R&D expenses increased by approximately $1.9 million or 342.9% from approximately $0.6 million for the year ended September 30, 2023 to approximately $2.5 million for the year ended September 30, 2024. To achieve a better competition position in the market, the Company incurred a one-off R&D expense of $2.0 million for AI training during the year ended September 30, 2024.

Other Income (Expense)

Other income (expense) primarily consists of interest expense, net and other income, net. Our net other expense was $14,582 for the year ended September 30, 2024, and decreased by $47,439 from net other income of $32,857 for the year ended September 30, 2023, due to less government subsidy income recorded.

Income tax provision

Income tax provision was $86,311 and $257,331 for the years ended September 30, 2024 and 2023, respectively. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary Shanghai NetClass Information Technology Co., Ltd. enjoys a preferential tax rate of 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%. The income tax rate for our Hong Kong Subsidiaries for the first HKD2 million of corporate taxable income is 8.25%, while the standard profits tax rate of 16.5% remains for taxable income exceeding HKD2 million.

Net Income (loss)

As a result of the foregoing, our net income decreased by approximately $1.6 million, or (956.6)%, from approximately $0.2 million net income for the year ended September 30, 2023 to approximately $1.4 million net loss for the year ended September 30, 2024. The decrease of net income is attributed to approximately $1.7 million increase in operating expenses, offset by a decrease of approximately $0.2 million in income tax provision.

Other comprehensive income (loss)

Foreign currency translation adjustments were $66,618 and $(29,439) for the years ended September 30, 2024 and 2023, respectively. The foreign currency translation adjustments are mainly due to the currency exchange rate fluctuation of RMB to USD. The balance sheet amounts with the exception of equity as of September 30, 2024 were translated at RMB7.1076 to USD1.00 compared to RMB7.2960 to USD1.00 as of September 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended September 30, 2024 and 2023 were RMB7.2043 to USD1.00 and RMB7.0533 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the years ended September 30, 2023 and 2022

The following table summarizes the results of our operations for the years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years Ended
	September 30,			%
	2023	2022	Change	Change
REVENUES:
Application development services	$8,313,353	$3,380,284	$4,933,069	145.9%
Subscription services	2,776,175	5,877,323	(3,101,148)	(52.8)%
Total revenues	11,089,528	9,257,607	1,831,921	19.8%
COST OF REVENUES:
Application development services	6,690,665	2,538,029	4,152,636	163.6%
Subscription services	2,039,191	3,678,745	(1,639,554)	(44.6)%
Total cost of revenues	8,729,856	6,216,774	2,513,082	40.4%
GROSS PROFIT	2,359,672	3,040,833	(681,161)	(22.4)%
OPERATING EXPENSES:
Selling	606,927	1,298,462	(691,535)	(53.3)%
General and administrative	798,233	865,690	(67,457)	(7.8)%
Research and development	567,809	828,311	(260,502)	(31.4)%
Total operating expenses	1,972,969	2,992,463	(1,019,494)	(34.1)%
Income from operations	386,703	48,370	338,333	699.5%
OTHER INCOME (EXPENSES)
Interest expenses, net	(4,558)	(8,572)	4,014	(46.8)%
Other income, net	37,415	24,353	13,062	53.6%
Total other income, net	32,857	15,781	17,076	108.2%
INCOME BEFORE INCOME TAXES	419,560	64,151	355,409	554.0%
Income tax provision (benefit)	257,331	(68,536)	325,867	(475.5)%
NET INCOME	162,229	132,687	29,542	22.3%
Other comprehensive loss	(29,439)	(248,101)	218,662	(88.1)%
COMPREHENSIVE INCOME (LOSS)	$132,790	$(115,414)	$248,204	(215.1)%

Revenues

We derive revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services.

The Company focuses on developing applications and solutions equipped with the Company’s new technology in SaaS platform. For the year ended September 30, 2023, our total revenue was approximately $11.1 million as compared to approximately $9.3 million for the year ended September 30, 2022. The Company’s total revenue increased by approximately $1.8 million, or 19.8%. The overall increase in total revenue was attributable to approximately $4.9 million increase in revenue from application development services, by netting off approximately $3.1 million decrease in revenue from subscription services.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. Most of the application development contracts are completed within three months. Revenue from application development service is recognized at a point of time by customer acceptance.

For the year ended September 30, 2023, our application development service revenue was approximately $8.3 million as compared to approximately $3.4 million for the year ended September 30, 2022, which representing an increase of approximately $4.9 million or

145.9%. The increase in application development service revenue was mainly due to the reason that the Company expand its business in Hong Kong, where contributed the revenue from application development services of $5.6 million for the year ended September 30, 2023.

In certain application development service contracts, it contains a significant financial component, which represents a financial service obligation to the customers. In these cases, after deducting the standalone selling price of the financial service, which is calculated based on Chinese Central Bank’s suggesting bank loan interest rate for the duration similar to the credit period granted to the customers, the remaining amount of the contract consideration is allocated to the equipment and the application development services based on their relative standalone prices. The financial income revenue is recognized over the credit period granted to the customers. There is no significant returns, refund and other similar obligations during each reporting period.

The financial income revenue during the year ended September 30, 2023 was $7,414, included in revenue from application development services, while no such financial service was provided during the year ended September 30, 2022.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

Our subscription service revenue decreased by approximately $3.1 million, or 52.8%, from approximately $5.9 million for the year ended September 30, 2022 to approximately $2.8 million for the year ended September 30, 2023. In prior years, customers benefited from certain government grants during the COVID outbreak for remote trainings. Since the related government incentive policy stopped after the COVID in fiscal year 2023, some of these customers switched to training packages with lower fees after the expiration of the original service contracts or stopped services. This was not anticipated in our original plan for developing SaaS subscription services. To mitigate the impact from reduced subscription service customer base, the Company made a lot of new efforts to expand its oversea business for application development services in the second half of fiscal year 2023. As a result, our subscription services slowed down during the year ended September 30, 2023. However, we do not expect the revenue from subscription service continue to decrease in the year ending September 30, 2024.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material costs and outsourcing costs. For the year ended September 30, 2023, our total cost was approximately $8.7 million as compared to approximately $6.2 million for the year ended September 30, 2022. The Company’s total cost increased by approximately $2.5 million, or 40.4%. The overall increase in total cost of revenues was primarily attributable to approximately $4.2 million increase in cost of providing application development services, by netting off $1.6 million decrease in cost of providing subscription services.

Our cost of application development services was approximately $6.7 million for the year ended September 30, 2023, representing an increase of approximately $4.2 million or 163.6%, from approximately $2.5 million for the year ended September 30, 2022. The increase in cost of application development service was mainly contributed to the services provided to Hong Kong customers. The increase in cost of revenues were actually higher than the increase in revenue for this category, mainly due to the Company adopted low margin strategy to achieve more sales and to gain more market share in new Hong Kong market.

Our cost of subscription services was approximately $2.0 million for the year ended September 30, 2023, representing a decrease of approximately $1.6 million or 44.6%, from approximately $3.7 million for the year ended September 30, 2022, which was generally in line with the decrease in subscription services revenue of 52.8%.

Gross profit

	For the years Ended
	September 30,
	2023		2022
	Gross	Profit	Gross	Profit	% of
GROSS PROFIT	Profit	Margin	Profit	Margin	Change	Change
Application development services	$1,622,688	19.5%	$842,255	24.9%	$780,433	92.7%
Subscription service	736,984	26.5%	2,198,578	37.4%	(1,461,594)	(66.5)%
Total gross profit	$2,359,672	21.3%	$3,040,833	32.8%	$(681,161)	(22.4)%

Our gross profit decreased by approximately $0.7 million or 22.4% from approximately $3.1 million for the year ended September 30, 2022 to approximately $2.4 million for the year ended September 30, 2023. Gross margin as a percent of overall revenue for the years ended September 30, 2023 and 2022 was approximately 21.3% and 32.8%, respectively.

Gross profit for application development services increased by approximately $0.8 million or 92.7% from approximately $0.8 million for the year ended September 30, 2022 to approximately $1.6 million for the year ended September 30, 2023. Gross profit margin for the years ended September 30, 2023 and 2022 was approximately 19.5% and 24.9%, respectively. The decrease in gross profit margin was due to more IT equipment sales with lower gross profit margin were included in the revenue for the year ended September 30, 2023. Furthermore, in terms of new business in Hong Kong, the Company adopted low margin strategy to achieve more sales and to gain more market shares during the year ended September 30, 2023.

Gross profit for subscription services decreased by approximately $1.5 million or 66.5% from approximately $2.2 million for the year ended September 30, 2022 to approximately $0.7 million for the year ended September 30, 2023. Gross profit margin was approximately 26.5% and 37.4% for the years ended September 30, 2023 and 2022, respectively. The decrease of gross profit margin was due to we need to keep competitive price for customers despite cost increase.

Operating Expenses

	For the years Ended
	September 30,
	2023	2022	Change	% Change
OPERATING EXPENSES:
Selling expenses	$606,927	$1,298,462	$(691,535)	(53.3)%
General and administrative expenses	798,233	865,690	(67,457)	(7.8)%
Research and development expenses	567,809	828,311	(260,502)	(31.4)%
Total operating expenses	$1,972,969	$2,992,463	$(1,019,494)	(34.1)%

Our operating expenses consist of selling, G&A and R&D expenses. Operating expenses decreased by approximately $1.0 million, or 34.1%, from approximately $3.0 million for the year ended September 30, 2022 to approximately $2.0 million for the year ended September 30, 2023. The decrease in our operating expenses was primarily due to approximately $0.7 million decrease in selling expenses and approximately $0.3 million research and development expenses.

Selling expenses primarily consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses decreased by approximately $0.7 million or 53.3% from approximately $1.3 million for the year ended September 30, 2022 to approximately $0.6 million for the year ended September 30, 2023. The decrease in selling expenses is mainly due to an approximately $0.7 million decrease in advertising expenses as a result of that management intentionally control the cost in the PRC to reserve more resources for new business in Hong Kong.

G&A expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, impairment charges, office overhead, professional service fees and travel and transportation costs. G&A expenses decreased by approximately $0.1 million or 7.8% from approximately $0.9 million for the year ended September 30, 2022 to approximately $0.8 million for the year ended September 30, 2023, due to an approximately $0.2 million decrease in audit fees as more audit fee incurred during year ended September 30, 2022 for the initial 2-year-IPO audit. Furthermore, the Company cut-down certain outsourcing service costs to fit the smaller sales in mainland China, which also contributes a decrease of general and administrative expenses.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. R&D expenses decreased by approximately $0.3 million or 31.4% from approximately $0.8 million for the year ended September 30, 2022 to approximately $0.6 million for the year ended September 30, 2023. As less subscription services were provided during the year ended September 30, 2023, less R&D expenses are incurred to fit the decrease of revenue.

Other Income (Expense)

Other income (expense) primarily consists of interest expense, net and other income, net. Our net other income amounted to $32,857 for the year ended September 30, 2023, increased by $17,076 or approximately 108.2% from $15,781 for the year ended September 30, 2022, due to less interest expense recorded.

Income tax provision (benefit)

Income tax provision (benefit) was $257,331 and $(68,536) for the years ended September 30, 2023 and 2022, respectively. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary Shanghai NetClass Information Technology Co., Ltd. enjoys a preferential tax rate of 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%. The income tax rate for our Hong Kong Subsidiaries for the first HKD2 million of corporate taxable income is 8.25%, while the standard profits tax rate of 16.5% remains for taxable income exceeding HKD2 million.

Net Income

As a result of the foregoing, our net income increased by approximately $0.03 million, or 22.3%, from approximately $0.13 million net income for the year ended September 30, 2022 to approximately $0.16 million net income for the year ended September 30, 2023. The increase of net income is attributed to approximately $1.0 million decrease in operating expenses, offset by $0.7 million decrease in gross profit and an increase of approximately $0.3 million in income tax provision.

Other comprehensive loss

Foreign currency translation adjustments were $(29,439) and $(248,101) for the years ended September 30, 2023 and 2022, respectively. The balance sheet amounts with the exception of equity as of September 30, 2023 were translated at RMB7.2960 to USD1.00 as compared to RMB7.1135 to USD1.00 as of September 30, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended September 30, 2023 and 2022 were RMB7.0533 to USD1.00 and RMB6.5532 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

A substantial portion of our operations are conducted in the PRC and significant portion of our revenue and cash are denominated in RMB. RMB is subject to the exchange control regulation in mainland China, and, as a result, we may have difficulty distributing any dividends outside of mainland China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of March 31, 2025 and 2024, cash of $185,955 and $44,518, respectively, was held at major financial institutions in PRC. As of September 30, 2024, 2023,and 2022, cash of $44,518, $122,067 and $301,067, respectively, was held at major financial institutions in PRC.

The Cayman Islands holding company is a holding company with no material operations. We conduct our operations primarily through our subsidiary in the PRC. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in the PRC are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of the PRC is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in the PRC to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

As of March 31, 2025, the Company had working capital of approximately $2.9 million. As of September 30, 2024, the Company had working capital of approximately $3.2 million. The Company has historically funded its working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of March 31, 2025, the Company had cash and restricted cash of approximately $2.3 million. As of September 30, 2024, the Company had cash of approximately $0.4 million. The Company closed an initial public offering in December 2024, from which the Company raised gross proceeds of $9 million. In addition, the Company signed a private placement contract in September 2025, from which the Company can raise gross proceeds of $2.4 million. As a result, the Company believes that its cash on hand, operating cash flows and future financing cash inflow will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the six months ended March 31, 2025 and 2024

	2025	2024
Net cash (used in) operating activities	$(7,020,541)	$(211,835)
Net cash provided by investing activities	18,050	—
Net cash provided by financing activities	8,910,310	1,502
Effect of exchange rate change on cash	(13,578)	$1,827
Net increase (decrease) in cash and restricted cash	$1,894,241	$(208,506)

Operating Activities

Net cash used in operating activities was approximately $7.0 million for the six months ended March 31, 2025. Net cash used in operating activities for the six months ended March 31, 2025 consisted of approximately $5.0 million of net loss, decrease of approximately $1.0 million in accounts payable, approximately $1.1 million net increase in ROU assets, approximately $0.8 million net increase of long-term prepaid expenses and prepayments and others assets in total, and approximately $0.7 million increase in inventory and advance to vendors in total, and $0.1 million gain on acquisition of a subsidiary, offset by adjustment of $0.2 million non-cash items, a decrease of accounts receivable of approximately $0.4 million, an increase of approximately $1.2 million in advance from customers.

Net cash used in operating activities was approximately $0.2 million for the six months ended March 31, 2024. Net cash used in operating activities for the six months ended March 31, 2024 consisted of approximately $2.1 million of net loss, deferred tax benefits of $0.2 million, increase of accounts receivable of $0.1 million and decrease of accounts payable of $0.1 million, partially offset by decrease of prepayments and other receivables of $2.1 million and decrease of advance to vendors of $0.1 million.

Investing Activities

Net cash provided by investing activities was $0.02 million for the six months ended March 31, 2025. Net cash provided by investing activities for the six months ended March 31, 2025 mainly consisted of approximately $0.03 million increase from acquisition of a subsidiary, offset by $0.01 million cash paid for acquisition of this subsidiary.

Net cash provided by investing activities was $nil for the six months ended March 31, 2024.

Financing Activities

Net cash provided by financing activities was $9.0 million for the six months ended March 31, 2025, mainly consisted of gross proceeds from IPO of $10.3 million, and proceeds from bank loans of $0.4 million, offset by payment for issuance costs in connection with the IPO of approximately $1.7 million.

Net cash provided by financing activities was $1,502 for the six months ended March 31, 2024, represents proceeds from a related party of $1,502.

Capital Expenditures

The Company did not make significant capital expenditures for the six months ended March 31, 2025 and 2024. The Company will make capital expenditures to meet the expected growth of its business when necessary.

Contractual Obligations

The Company had a long-term bank loan of $372,070 as of March 31, 2025, which is matured on November 13, 2027. The Company also entered into non-cancellable operating leases for several offices. The leases expire through December 31, 2025.

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2025:

	Payments Due by Period
	Less than	1 – 3	3 – 5	More than
	Total	1 Year	Years	Years	5 Years
Operating lease arrangements	$1,287	$1,287	$—	$—	$—
Total	$1,287	$1,287	$—	$—	$—

For the years ended September 30, 2024, 2023 and 2022

	2024	2023	2022
Net cash provided by (used in) operating activities	$(135,655)	$391,876	$(571,449)
Net cash provided by (used in) financing activities	10,865	(152,913)	(125,578)
Effect of exchange rate change on cash	15,469	(16,067)	$(43,205)
Net increase (decrease) in cash and restricted cash	$(109,321)	$222,896	$(740,232)

Operating Activities

Net cash used in operating activities was approximately $0.1 million for the year ended September 30, 2024. Net cash used in operating activities for the year ended September 30, 2024 consisted of approximately $1.4 million of net loss, increase of approximately $3.0 million in accounts receivable, approximately $0.1 million increase in inventories and advance to vendors in total, and approximately 0.1 million decrease in operating lease liability, offset by adjustment of $0.2 million non-cash items, a decrease of receivable from sales of shares, prepayments and other current assets of approximately $2.3 million, an increase of approximately $1.6 million in accounts payable, an increase of approximately $0.2 million in advance from customers, and a decrease of approximately $0.1 million in accrued expenses and other liabilities.

Net cash provided by operating activities was approximately $0.4 million for the year ended September 30, 2023. Net cash provided by operating activities for the year ended September 30, 2023 consisted of approximately $0.2 million of net income, adjustment of $0.4 million non-cash items, a decrease of accounts receivable of approximately $1.1 million, an increase of approximately $0.2 million in accounts payable, an increase of approximately $0.2 million in tax payable, offset by an increase of approximately $1.0 million in advance to vendors, an increase of approximately $0.4 million in prepayments and other current assets, a decrease of approximately $0.1 million in advance from customers, and a decrease of approximately $0.1 million in accrued expenses and other liabilities.

Net cash used in operating activities was approximately $0.6 million for the year ended September 30, 2022. Net cash used in operating activities for the year ended September 30, 2022 consisted of approximately $0.1 million of net income, adjustment of $45,563 non-cash items, a decrease in inventory of approximately $0.2 million, an increase of approximately $0.1 million in accounts payable, an increase of approximately $0.1 million in due to a related party, an increase of approximately $0.1 million in accrued expenses and other liabilities, offset by an increase of approximately $1.2 million in accounts receivable and a decrease of approximately $0.1 million in advance from customers.

Investing Activities

Net cash provided by investing activities was $nil for fiscal 2024, 2023 and 2022.

Financing Activities

Net cash provided by financing activities was $10,867 for fiscal 2024, mainly consisted of proceeds from related parties of $42,147, and contribution from noncontrolling shareholders of $2,985, offset by payment for deferred issuance costs in connection with the initial public offering completed in December 2024 of $33,845 and repayment to related parties of $420.

Net cash used in financing activities was $152,913 for fiscal 2023, mainly consisted of repayment of bank loans of $132,035, repayments to related parties of $1,418 and $92,533 payment for deferred issuance costs in connection with the initial public offering completed in December 2024, offset by proceeds from related parties of $73,073.

Net cash used in financing activities was $125,578 for fiscal 2022, mainly consisted proceeds from bank loan of $177,642, repayment of bank loans of $132,429 and $170,791 payment for deferred issuance costs in connection with this offering.

Capital Expenditures

The Company made no capital expenditures for the years ended September 30, 2024 and 2023, respectively. The Company will make capital expenditures to meet the expected growth of its business when necessary.

Contractual Obligations

The Company had no outstanding bank loan as of September 30, 2024 and 2023, respectively. The Company also entered into non-cancellable operating leases for several offices. The leases expire through December 31, 2025.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2024:

	Payments Due by Period
		Less than	1 – 3	3 – 5	More than
	Total	1 Year	Years	Years	5 Years
Operating lease arrangements	$69,082	$55,126	$13,956	$—	$—
Total	$69,082	$33,463	$13,956	$—	$—

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended March 31, 2025 or the year ended September 30, 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Estimates

We prepare our consolidated financial statements (“CFS”) in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our CFS are described below, which should be read in conjunction with our CFS and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider.

●	our selection of critical accounting policies;
●	the judgments and other uncertainties affecting the application of such policies;
●	the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our CFS for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for doubtful accounts for accounts receivable and (ii) valuation allowance of deferred tax assets.

Allowance for credit losses against accounts receivable

On October 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after October 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Provision for expected credit losses is included in G&A expenses in the CFS. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable was $766,831 and $634,166 as of September 30, 2024 and September 30, 2023, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of September 30, 2024 and September 30, 2023. However, since the deferred tax assets arising from operating loss has a limited window of use, to be conservative, management decided to record a partial valuation allowance. Valuation allowance was $203,111 and $21,910 as of September 30, 2024 and September 30, 2023, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our CFS.